

February 23, 2024

Daniel Gilcher
Interim Chief Financial Officer
Holdco Nuvo Group D.G Ltd.
Nuvo Group USA, Inc.
300 Witherspoon Street, Suite 201
Princeton, NJ 08542

> **Re: Holdco Nuvo Group D.G Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed February 9, 2024**
> **File No. 333-274803**

Dear Daniel Gilcher:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-4

Questions and Answers About the Business Combination
Q. What equity stake will current Public Shareholders, the Sponsor, LAMF Insiders . . ., page 19

1. We note your revised disclosure throughout the filing that you have entered into a Working Capital Promissory Note that may, at the lender's discretion, be converted upon completion of the Business Combination into up to 120,000 units of the post-business combination entity at a price of $10.00 per unit. Please revise your disclosure to disclose the fully diluted equity stake that current public shareholders, the Sponsor, LAMF Insiders, the Sponsor Investors, and Nuvo Shareholders will have in the combined company, taking into account the potential conversion of the convertible note and the exercise of any outstanding Nuvo Options and Nuvo Warrants to purchase Holdco Ordinary Shares prior to or in connection with the Business Combination.

Risk Factors
If the funds not being held in the Trust Account are insufficient to allow LAMF to operate until the date provided, page 108

2.   We note your disclosure that the Working Capital Promissory Note is repayable in full upon the earlier of the date on which the Company consummates its initial business combination or the date of the Company's liquidation. Please revise your disclosure to clarify the expected source of funds to repay the note if the Company were to liquidate, and the impact, if any, of this repayment on the public shareholders, including the potential per-share amount received by public shareholders upon LAMF's liquidation. Please also disclose the source of funds for repayment of the note upon consummation of the business combination.

We may not be able to complete the Business Combination since the Business Combination may be subject to regulatory review..., page 125

3.   Your revised disclosure states that some of Nuvo's significant shareholders are "foreign persons." Please revise to include disclosure stating whether these shareholders will continue to be significant shareholders following the business combination, and if so, please identify the significant shareholders.

Background of the Business Combination, page 132

4.   We note your revised disclosure in response to comment 4, including that the financial due diligence provided by Roth Capital provided the LAMF Board with a better understanding of the financial performance and related valuation of companies in the digital health industry throughout the course of their development, and helped the LAMF Board contextualize Nuvo relative to a diverse set of digital health companies. Please revise your filing to include the information required by Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A, including identifying the certain comparable digital health companies identified by Roth and disclosing the metrics applicable to each one. In addition, please disclose any compensation or fees paid to Roth Capital in connection with its due diligence report. In this regard, Item 4(b) of Form F-4 requires that information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus, and is not limited to the fairness or amount of consideration to be paid in connection with the Business Combination. Alternatively, please provide a detailed legal analysis as to why this financial due diligence is not materially related to the business combination transaction.

5.   We note your disclosure that the LAMF Board ascribed value to the Philips MPA with respect to it serving as a validation of Nuvo's technology, and that the LAMF Board felt comfortable advancing with a potential business combination with Nuvo given the significant progress Nuvo made on its commercialization efforts and the Philips MPA. Given the board's consideration of the Philips MPA in recommending the business

combination, please revise your disclosure here and on page 237 to disclose the initial term of the Philips MPA and an estimate of the aggregate amounts paid under the MPA to date, or tell us why you are unable to do so.

Unaudited Pro Forma Condensed Combined Pro Forma Financial Statements, page 180

6.   With respect to Note (D), please disclose the offset account for the payment of the deferred offering costs.

7.   With respect to Note (E), we note the adjustment was $2.5 million on page 180, but the disclosure on page 185 indicates the amount was $1.4 million, please reconcile the discrepancy.

Business of Nuvo, page 225

8.   We note your revised disclosure on page 225 and elsewhere in your filing describing data related to fetal surveillance procedures that "normally occur once or twice weekly in the last trimester of pregnancy," citing a 2015 source from the American Journal of Obstetrics and Gynecology. Given that your disclosure appears to describe current procedures, please revise your sources to provide more current data, or tell us why you are unable to do so.

Our Market Opportunity, page 238

9.   We note your revised disclosure in response to Comment 8 and reissue. Throughout the registration statement, including those previously revised instances, when presenting customer or key opinion leaders' testimonials, observations, or supporting statements, please clarify the degree of impartiality or independence for the information. For example, please clarify the identity of these customers or individuals, whether they were provided any compensation or benefits in relation to your product, and whether references to these testimonials may be found elsewhere. For reference, non-exhaustive list of examples include:

- ". . . our commercial customers have confirmed the applicability of various CPT codes and structures for our services." (page 232)

- "These customers are adding new patients every week and we are seeing high satisfaction scores from clinicians and expectant mothers." (page 232)

- "Through . . . commercial customer usage in the field, we have established that our INVU platform is capable of providing substantially equivalent FHR and MHR measurements. . . ." (pg. 233).

Alternatively, please remove these statements from your registration statement.

Exhibits

10.   Pursuant to SLB 19 issued by the Division of Corporation Finance, the staff considers it

inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. We note that the legal opinion in Exhibit 5.2 contains the assumption that "each of LAMF and the Warrant Agent is validly existing, has duly authorized, executed and delivered each of the Original Warrant Agreement, will duly authorize, execute and deliver the Warrant Assumption Agreement and had and/or has all requisite legal ability to do so," and that you "have also assumed that pursuant to Israeli law, Holdco is validly existing, has the power to execute the Warrant Assumption Agreement and will duly authorize, execute and deliver the Warrant Assumption Agreement and has all requisite legal ability to do so." Please revise the opinion to remove all such assumptions.

General

11.   We note statements throughout your registration statement regarding the Company's efficacy beliefs. For example, on page 247 the statement that "[w]e believe that the efficacy claims of our INVU platform, while not specifically approved by the FDA or similar regulatory authorities, are supported by the results of our clinical studies discussed in more detail below" and on page 254, the statement that "[o]verall, we believe, based on our clinical studies, that the INVU system has been found to be effective for the intended users, uses, and use environments." As efficacy determinations are solely within the authority of the U.S. Food and Drug Administration, please revise these and all similar statements throughout your disclosure to remove such implications. We do not object to the disclosure of objective data obtained in your clinical studies.

Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Robert L. Grossman, Esq.